Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow
Partner
215.963.5262
jsoslow@morganlewis.com

December 14, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	PhotoMedex, Inc.
Schedule TO-I filed December 2, 2010
File No. 005-34804

Dear Mr. Hindin:

On behalf of PhotoMedex, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 9, 2010, to the undersigned, counsel to the Company, with respect to the Company’s Schedule TO-I filed December 2, 2010 (the “Schedule TO”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.  Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

United States Securities and
Exchange Commission
December 14, 2010

Schedule TO

General

1.
We note that neither the Schedule TO nor the Offer to Exchange contains the financial information required by Item 10 of Schedule TO. We believe financial information is material to a holder’s investment decision in the context of this Offer. Please revise to provide the information called for by Item 10 of Schedule TO. To the extent the Company chooses to incorporate into Item 10 of an amended Schedule TO the financial information required by Item 1010(a) and (b), please also provide in the Offer to Exchange the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. In addition, as we believe the addition of this disclosure is a material change to the Offer, please advise how the Company intends to disseminate such changes to holders in accordance with its obligations under Exchange Act Rule 13e-4(d)(2) and (e)(3).

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to Schedule TO (“Amendment No. 1”) to incorporate by reference the financial information required by Item 10 of Schedule TO.

The Company supplementally advises the Staff that the Company is a smaller reporting company as defined by Rule 229.10(f).  As such, pursuant to Item 503(e) of Regulation S-K, the Company is exempted from the requirements of Item 503(d) of Regulation S-K, and, accordingly, the Company’s response to Item 10 of Schedule TO does not include the information described in Item 1010(a)(3) or 1010(c)(4) of Regulation M-A.

The Company advises the Commission that it has included the information required by Item 1010(c)(1) through (3) and (c)(5) of Regulation M-A in Annex A of the Amendment to the Offer to Exchange that the Company has filed as Exhibit (a)(1)(D) to Amendment No. 1.  The Company has not included the information described by Item 1010(c)(4) of Regulation M-A because, as discussed above, the Company is a smaller reporting company.

United States Securities and
Exchange Commission
December 14, 2010

The Company further advises the Commission that it has omitted from Amendment No. 1 the pro forma information described in Item 1010(b) of Regulation M-A because such information is immaterial to the offer.  Options to purchase a total of 69,562 shares of the Company’s common stock are subject to the offer.  If all eligible option holders tender all such options, the Company will issue to such option holders approximately 22,419 shares of its common stock in exchange for the cancelled options.  In the context of the 2,772,637 shares of the Company’s common stock currently outstanding, the maximum numbers of options to be cancelled and shares to be issued in exchange are immaterial.

The Company further advises the Commission that it will promptly disseminate the changes to holders by sending the Amendment to the Offer to Exchange and a new Transmittal Letter, each of which have been filed as exhibits to Amendment No. 1, to all holders via electronic mail.  All holders eligible to participate in the Offer are employees, directors or third-party service-providers of the Company, with whom the Company communicates via electronic mail.

2.
It appears that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001. Advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In preparing this response, specifically address whether an “employee benefit plan” may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as the third-party service-providers included in the Offer.

Response:

The Company advises the Commission that all options subject to the exchange offer were issued under an employee benefit plan, as defined in Securities Act Rule 405.  The Company specifically advises the Commission that all such employee benefit plans meet the definition contained in Rule 405 to whatever extent plan beneficiaries include persons performing services under contract, such as third-party service-providers included in the Offer, because all such third-party service-providers are consultants or advisors who are: natural persons who provide bona fide services to the Company, and the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

The Company supplementally advises the Staff that such third-party service-providers are members of the Company’s Scientific Advisory Board or are otherwise active consultants of the Company.

3.	We note that the offer expires before expiration of the twentieth business day following the commencement of this exchange offer. Please revise accordingly.

United States Securities and
Exchange Commission
December 14, 2010

Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of “business day.”

Response:

The Company acknowledges the Staff’s comment and has included disclosure in the Amendment to the Offer to Exchange to extend the Offer to 12:00 p.m. PST on December 31, 2010.

4.
Disclosure under the caption “Important” in the Offer to Exchange indicates that delivery of the Election Form must be via hand delivery to Davis Woodward or via facsimile. If, in an attempt to comply with the preceding comment, the Company extends the offer so that it expires after Company business hours, please tell us why the Company believes the current method of delivery is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented. For example, for those employees who choose not to tender until after business hours on the last day of the Offer to Exchange, does the Company believe that all employees will have access to facsimile machines?

Response:

The Company acknowledges the Staff’s comment and refers the Staff to the Company’s response to comment 3, above.  As extended, the Offer will expire during Company business hours.

Change in Election, page 11

5.
Please advise whether in light of the preceding comment, the Company will provide other means by which option holders can submit an Election Form or withdrawal form in order for the Company to receive it by the expiration time.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, as the expiration time has been extended such that the Offer expires during Company business hours, no additional means are necessary for option holders to submit an Election Form or withdrawal form in order for the Company to receive it by the expiration time.

Conditions of the Offer, page 11

United States Securities and
Exchange Commission
December 14, 2010

6.
We note in the second to last paragraph on page 12 the disclosure relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, pursuant to the Amendment to the Offer to Exchange, the Company has revised the disclosure in the second to last paragraph on page 12 of the Offer to Exchange by deleting the sentence: “Our failure to exercise any of these rights is not a waiver of any of these rights.”

In addition, the Company hereby confirms its understanding that:
•
The Company’s decision to proceed with the offer after a condition is triggered is tantamount to a waiver of such triggered condition and that, depending on the materiality of such waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders; and

•
When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Miscellaneous, page 18

7.
We note your statement in the second paragraph on page 18 that if the Company becomes aware of any jurisdiction where the making of the Offer violates the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction. If this language is intended to apply

United States Securities and
Exchange Commission
December 14, 2010

to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

•	advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

•
confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company’s eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

•	revise the disclosure here consistent with Rule 13e-4(f)(8).

Response:

The Company acknowledges the Staff’s comment and, in response to the first bullet point alternative of such comment, advises the Staff that the Company is complying with the all-holders provision in Rule 13e-4(f)(8) because the offer is open to all holders of the options subject to the offer.  The Company further acknowledges that the all-holders provision in Rule 13e-4(f)(8) applies to U.S. as well as non-U.S. holders, and the disclosure referred to by the Staff in this comment 7 was not intended to suggest otherwise.  Rather, such disclosure was intended to refer to the exception to Rule 13e-4(f)(8)(i) contained in Rule 13e-4(f)(9)(ii).  The Company is not aware of any administrative or judicial action or statute of any jurisdiction prohibiting the offer.

* * * * * * * * * * * * * * * * * * * * * * * *

United States Securities and
Exchange Commission
December 14, 2010

If you have any questions, please feel free to contact me at (215) 963-5262.

Sincerely,

  /s/ JOANNE R. SOSLOW

Joanne R. Soslow

cc:	Dennis McGrath (PhotoMedex, Inc.)
Davis Woodward (PhotoMedex, Inc.)

Enclosure

December 14, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:           PhotoMedex, Inc.
Schedule TO-I filed December 2, 2010
File No. 005-34804

Dear Mr. Hindin:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 9, 2010, to Joanne R. Soslow, counsel to PhotoMedex, Inc. (the “Company”), with respect to the above referenced filing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

PHOTOMEDEX, INC.

By:           /s/ DENNIS MCGRATH
Name:         Dennis McGrath
Title:           President and Chief Executive Officer